May 24, 2021

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Registration Statement on Form S-1
Filed May 18, 2021
File No. 333-256262

Acceleration Request
Requested Date: May 25, 2021
Requested Time: 4:30 p.m. Eastern Time

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gaucho Group Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-233586) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Company hereby authorizes Victoria Bantz, Burns Figa & Will PC, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Victoria Bantz of Burns Figa & Will PC at 720-493-8078 or via email at vbantz@bfwlaw.com. If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Victoria Bantz via email or facsimile at 303-796-2777.

Sincerely,

Gaucho Group Holdings, Inc.

By:	/s/ Scott L. Mathis
Scott L. Mathis, President & CEO

gaucho group holdings, INC. (nasdaq:vino)

1445 16th Street, SUITE 403, Miami Beach, FL 33139

(toll free) 866.960.7700 (main) 212.739.7700 (fax) 212.655.0140 | www.gauchobuenosaires.com